UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2018

Commission file number: 001-35920

MAZOR ROBOTICS LTD.
(Translation of registrant's name into English)

PO Box 3104, 5 Shacham St.
Caesarea Industrial Park South 3079567, Israel
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

At a Special General Meeting of Shareholders of Mazor Robotics Ltd. (the "Company") held on November 19, 2018, in Tel-Aviv, Israel (the "Meeting"), the holders of a total of 28,290,412 ordinary shares constituting approximately 53.44% of the total number of the Company's issued and outstanding share capital were present or represented by proxy at the Meeting. 20,515,625 ordinary shares, or (i) 96.12% of the total number of ordinary shares held by shareholders who participated in the Meeting and (ii) 95.02% of the total number of ordinary shares held by shareholders who participated in the Meeting, which share are neither held by a Medtronic affiliated party nor by a controlling shareholder of the Company or a shareholder with a personal interest in the merger proposal, voted in favor of the merger proposal (excluding abstained votes). Therefore, the merger proposal was approved.

The contents of this report on Form 6-K are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-190372, 333-198213, 333-205009, 333-211237 and 333-223222) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the Securities and Exchange Commission.

Exhibit

99.1	Press release issued by the registrant on November 19, 2018 announcing the approval of merger proposal by registrant's shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAZOR ROBOTICS LTD. (Registrant)
By: /s/ Sharon Levita Name: Sharon Levita Title: Chief Financial Officer & Vice President Business Operations

Date: November 19, 2018